ONE FINANCIAL CENTER 100 S.E. THIRD AVENUE, 8TH FLOOR P.O. BOX 9748 FORT LAUDERDALE, FL 33310-9748 954.759.2760 DIRECT 954.462.4150 MAIN 954.462.4260 FAX cgage@ralaw.com

July 21, 2009

VIA EDGAR AND FACSIMILE (202-772-9202)

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3561

100 F Street NW

Washington, DC 20549

Re:	Dreams, Inc. Form 10-K for the year ended December 31, 2008 Filed April 15, 2009 Form 10-Q for the quarter ended March 31, 2009 Filed May 14, 2009 File No. 1-33405

Dear Sir or Madam:

On behalf of Dreams, Inc. (the “Company”), we hereby request an extension of time until August 5, 2009, to file a formal written response to the Comment Letter issued by the Staff of the Securities and Exchange Commission, dated July 8, 2009. If the requested extension of time is granted, the Company commits to file a formal written response to the Comment Letter on or before August 5, 2009.

Very truly yours,

/s/ Clint J. Gage
Clint J. Gage

CJG

Cc: Dreams, Inc.

CLEVELAND    TOLEDO    AKRON    COLUMBUS    CINCINNATI     WASHINGTON, D.C.    TALLAHASSEE

ORLANDO    FORT MYERS     NAPLES     FORT LAUDERDALE

www.ralaw.com